CORDIA CORPORATION

445 Hamilton Avenue, Suite 408

White Plains, New York 10601

August 29, 2005

Al Pappas, Staff Attorney

Division of Corporate Finance

United States Securities & Exchange Commission

100 F Street

Washington, D.C 20549

Re:

Cordia Corporation

Revised Application for Confidential Treatment

Submitted August 22, 2005

Portions of Exhibit 10.13

Form SB-2

CF Control #17084; File No. 333-124996

Dear Attorney Pappas:

Pursuant to our conversation today, I have modified Section 3.3(a) of Exhibit 10.13.  Attached you will find complete copies of the original agreement, a version of the agreement with the language for which seek confidential treatment in brackets, and a version of the agreement with the language for which we seek confidential treatment replaced with [REDACTED].

Please feel free to contact me if you require any additional information.

Respectfully submitted,

Maria A. Abbagnaro

General Counsel

914-948-5550 x1054

cc:

Larry Spirgel, Assistant Director